Mail Stop 4561

Ms. M. Patricia Kane
Chief Operating Officer and Chief Financial Officer
Terra Nova Financial Group, Inc.
13355 Noel Road, Suite 300
Dallas, TX 75240

Re: Terra Nova Financial Group, Inc., formerly Rush Financial Technologies, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed December 14, 2006
File No. 333-136194

Dear Ms. Kane:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please make sure the text remains a consistent size throughout your prospectus; it appears somewhat smaller on page 5.

2.   We note your responses to our previous comment 3; however, we are unable to locate a recent developments section which discusses material events that occurred after September 30.

The Acquisition, page 3

3.   We note your response to our prior comment 5; however, it is unclear from your
        disclosure how you calculated the number of shares upon conversion. It seems that
        233,345,000 shares have been issued as a result of the Series E conversion and
        116,655,000 shares of common stock are associated with the warrants. Please advise or
        revise.

Selected Financial Information, page 6

4.   We note your response to our prior comment 7; however, the "Loss attributable to
        common stockholders" and "Net loss per common share" remain different from the
        numbers presented on page F-52 of the financial statements. Therefore, we reissue our
        prior comment 7.

Risk Factors
Our Past Due Obligations …, page 13

5.   We note your response to our prior comment 13; however, please elaborate to discuss the
        consequences and risks to shareholders if you enter into involuntary bankruptcy
        proceeding as a result of these unpaid vendors.

Plan of Distribution, page 25

6.   Revise to disclose the applicability of and restrictions imposed on the sellers by
        Regulation M and the Penny Stock Rules.

Back Page of Prospectus
Table of Contents

7.   Revise to include a line item for at least each applicable required item in Form SB-2.

Legality Opinion, Exhibit 5.1

8.   We note the revisions made to your legality opinion pursuant to our previous comment
        16; however, in revisiting this issue, the staff has determined that it is inappropriate to
        limit reliance on your opinion. You may limit your opinion as to scope but not as to
        person who may rely on it. Accordingly, please revise the first full paragraph on page 2
        of your opinion to eliminate the second sentence in its entirety.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Attorney Advisor

cc: Ronald L. Brown
       Andrews Kurth LLP
       1717 Main Street, Suite 3700
       Dallas, TX 75201